UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
___________________

ABERCROMBIE & FITCH CO.
(Exact name of registrant as specified in its charter)

Delaware	1-12107	31-1469076
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

6301 Fitch Path, New Albany, Ohio	43054
(Address of principal executive offices)	(Zip Code)

Kim Harr (614) 283-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The Conflict Minerals Report of Abercrombie & Fitch Co. (the “Company”) for the calendar year ended December 31, 2025 is filed herewith as Exhibit 1.01 to this specialized disclosure report. The Conflict Minerals Report is also available on the Company’s website at corporate.abercrombie.com accessible through the “Sustainability” page. The website and the information accessible through it are not incorporated into this specialized disclosure report.
Item 1.02 Exhibit
See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01     Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABERCROMBIE & FITCH CO.

Date: May 18, 2026	By:	/s/ Gregory J. Henchel
Gregory J. Henchel
Executive Vice President, Chief Legal Officer and Corporate Secretary